UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission File Number 0-54162
NiMin Energy Corp.
(Translation of registrant’s name into English)
1160 Eugenia Place, Suite 100, Carpinteria, California 93013
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.
Information contained in this Form 6-K
On February 25, 2011, NiMin Energy Corp. issued the following press release regarding the results of its 2010 year-end oil and gas reserves evaluation conducted by Huddleston & Co., Inc. as at December 31, 2010, and its 2011 Capital Budget. The reserve information contained in the press release was prepared in accordance with requirements of Canadian National Instrument 51-101and does not comply with the reserve accounting and disclosure requirements of the United States Securities and Exchange Commission and U.S. GAAP.

NIMIN ENERGY CORP. ANNOUNCES 45% INCREASE IN PROVED RESERVES
AND 2011 CAPITAL BUDGET
Discloses Q4 2010 Production up 72% Year over Year
CARPINTERIA, CA — February 25, 2011 — NiMin Energy Corp. (TSX: NNN and OTCQX: NEYYF) (“NiMin” or the “Company”) announced today the results of its 2010 year-end oil and gas reserves evaluation conducted by Huddleston & Co., Inc. as at December 31, 2010. The Company also disclosed its 2011 Capital Budget.
Highlights for year-end 2010 reserves compared to year-end 2009 reserves include:
•	Proved reserves of 17.3 million (“MM”) barrels of oil equivalent (“BOE”), an increase of 45%.

•	Net Present Value of Proved reserves (discounted at 10% before tax) increased 45% ($96 MM), to $311 MM.

•	Proved plus Probable reserves of 28.6 MMBOE.
The Company reports total proved reserves of 17.3 MMBOE up 45% from 11.9 MMBOE a year ago. Proved developed reserves increased 70% from 2.74 MMBOE to 4.65 MMBOE at year-end 2010. Total proved and probable reserves totaled 28.6 MMBOE. NiMin’s proved and probable reserves are over 98% oil.
The results are attributable to the Company’s successful drilling activity in Wyoming and positive production response from its enhanced oil recovery project in California. The Company also disclosed today that fourth quarter 2010 average daily production was 1,035 BOE versus 603 BOE for the same period in 2009, representing a 72% increase in production.
NiMin’s Board of Directors has approved a 2011 Capital Budget of US$25.0 million. The bulk of this year’s capital expenditure will be focused on drilling with some facility upgrades in Wyoming and California. The expenditures will be funded from existing cash, cash flow from operations, proceeds from the exercise of warrant agreements due to expire in September 2011, and/or an expansion of the Company’s existing debt facility. To date over CDN$1MM of NiMin’s CDN$1.55 warrants have been exercised.
Mr. Clancy Cottman, Chairman and CEO, said, “Our new independent reserve report confirms that the Company’s strategy to convert proved undeveloped and probable reserves to production is working. We are also very pleased to disclose that our fourth quarter 2010 production increased 72 percent year over year.”
Mr. Cottman continued, “Through the course of 2011, we will continue to work on delivering results through the drill bit and through the application of innovative enhanced oil recovery techniques, with a firm focus on moving our non-producing reserves into production. NiMin’s work program will concentrate on infill drilling and facilities upgrades in Wyoming to allow greater volumes of crude oil to be produced at our fields. In California we plan both new drilling and are taking steps to increase oxygen injection for our Combined Miscible Drive Project, both expected to increase production.”
CONTACTS:
Investors
Jonathan Wimbish, CFA
NiMin Energy Corp.
Chief Financial Officer
+1 (805) 566-2900
jwimbish@niminenergy.com
Media
Dan Gagnier/Jared Levy
Sard Verbinnen & Co
+1 (212) 687-8080
About NiMin Energy
NiMin is a California based independent oil and gas exploitation and production company with principal operations in the Bighorn Basin of Wyoming, the San Joaquin Basin in California and South Louisiana onshore areas of the U.S. The Company has over 28 million barrels of proved and probable reserves, 98% of which are oil.
Cautionary Statements
     This news release contains forward-looking statements and information (“forward-looking statements”) within the meaning of applicable securities laws, including the drilling program to be commenced by NiMin during 2011, production gains, the long-term upside potential of the patented CMD process and the increase in oil recovery resulting therefrom. Although NiMin believes that the expectations reflected in its forward-looking statements are reasonable, such statements have been based upon currently available information to NiMin. Such statements are subject to known and unknown risks, uncertainties and other factors that could influence actual results or events and cause actual results or events to differ materially from those stated, anticipated or implied in forward-looking statements. Risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. The risks, uncertainties, material assumptions and other factors that could affect actual results are discussed in more detail in our Annual Information Form and other documents available at www.sedar.com. Readers are cautioned to not place undue reliance on forward-looking statements. The statements in this press release are made as of the date of this release, and, except as required by applicable law, NiMin does not undertake any obligation to publicly update or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. NiMin undertakes no obligation to comment on analyses, expectations or statements made by third-parties in respect of the NiMin, Legacy or their respective financial or operating results or, as applicable, their securities. The net present value of future net revenue attributable to NiMin’s reserves do not represent fair market value. Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet (“mcf”): one barrel (“bbl”) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIMIN ENERGY CORP.
Date: February 28, 2011	By:	/s/ Clarence Cottman, III
Clarence Cottman, III
Chief Executive Officer